

GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 4027547 00 00

Item 1. Name of Insured (herein called Insured): Miller/Howard High Income Equity Fund

Principal Address: 324 Upper Byrdcliffe Rd.
Woodstock, NY 12498

Item 2. Bond Period from 12:01 a.m. 11/25/2014 to 12:01 a.m. 11/24/2015 the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to

	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 750,000	$ 0
Insuring Agreement **(B)-On Premises**	$ 750,000	$ 5,000
Insuring Agreement **(C)-In Transit**	$ 750,000	$ 5,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 750,000	$ 5,000
Insuring Agreement **(E)-Securities**	$ 750,000	$ 5,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 750,000	$ 5,000
Insuring Agreement **(G)-Stop Payment**	$ 100,000	$ 5,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 100,000	$ 5,000
Insuring Agreement **(I)-Audit Expense**	$ 100,000	$ 5,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 750,000	$ 5,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 100,000	$ 5,000

Optional Insuring Agreements and Coverages

Insuring Agreement **(L)-Computer Systems**	$ 750,000	$ 5,000
Insuring Agreement **(M)-Automated Phone Systems**	$ Not Covered	$ N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801

Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s)

N/A

such termination or cancellation to be effective as of the time this Bond becomes effective.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
FI7012 05-12	11/25/2014*	Bond Changes	
MEFS1131 03-11		Investment Company Bond Dec Page	
MEFS1132 03-11		Investment Company Bond	
SRF9808 08-95		Rider - Insuring Agreement N	1
MEFS1032 03-12		Insuring Agreement L - Computer Systems	2
FI7053 04-13		Confidential Information And Data Breach Clarifying Rider	3
FI7339 06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion	4
IL7324 08-12		Economic And Trade Sanctions Clause	
IL7268 09-09		In Witness Clause	
* If not at inception			



GREATAMERICAN
INSURANCE GROUP

| Administrative Offices
| 301 E 4th Street
| Cincinnati OH 45202-4201
| 513 369 5000 ph

RIDER NO. 1

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment Company Bond,

No. FS 4027547 00 00

In favor of Miller/Howard High Income Equity Fund

Insuring Agreement N

1. It is agreed that the following Insuring Agreement is added to the above Bond:

(N) FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent Instruction transmitted to the Insured via electronic mail; provided, however that

(1)   The fraudulent instruction purports, and reasonably appears, to have originated from:
(a)   such Customer,
(b)   an Employee acting on instructions of such Customer; or
(c)   another financial institution acting on behalf of such Customer with authority to make such instructions; and

(2)   The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

(3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)   For any transfer exceeding the amount set forth in item 7 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)   The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

(a)   loss resulting directly or indirectly from the fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

(b)   loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)   each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)   the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

6. The Limit of Liability and Deductible amount applicable to loss under this Insuring Agreement is as stated in the Declarations of the attached bond.

7. The amount of any single transfer for which verification via a call back will be required is: $5,000.

8. This rider shall become effective as of 12:01 a.m. on 11/25/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 2

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

To be attached to and form part of Investment Company Bond

Bond No. FS 4027547 00 00

In favor of Miller/Howard High Income Equity Fund

It is agreed that:

1. The attached Bond is hereby amended by adding to it an additional **INSURING AGREEMENT** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

    (1) entry of data into, or

    (2) change of data elements or programs within

        a Computer System; provided that fraudulent entry or change causes

        (a) Property to be transferred paid or delivered,

        (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

        (c) an unauthorized account or a fictitious account to be debited or credited;

    (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

    and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

    (i) cause the Insured or its agent(s) to sustain a loss, and

    (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit,

    (iii) and further provided such voice instructions or advices:

        (a) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and

        (b) were electronically recorded by the Insured or its agent(s).

    (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.

The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached Bond are not applicable to this Rider:

(a) the initial paragraph of the Bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond period."

(b) **CONDITIONS AND LIMITATIONS - SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY**

(c) **CONDITIONS AND LIMITATIONS - SECTION 10. LIMIT OF LIABILITY**

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $750,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $5,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **CONDITIONS AND LIMITATIONS - SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or advices covered under this Bond shall include Electronic Recording of such Voice Instructions of advices.

12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

14. This Rider shall become effective as of 12:01 a.m. on 11/25/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY

RIDER NO. 3

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Financial Institution Bond No. Standard Great American Investment Company Bond

Bond No. FS 4027547 00 00

In favor of Miller/Howard High Income Equity Fund

It is agreed that:

1. **CONDITIONS AND LIMITATIONS**, Section **2. Exclusions** is amended to include:

   Confidential Information:

   Loss resulting from:

   a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

   For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

   b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

   Data Breach Costs:

   Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.

3. This Rider shall become effective as of 12:01 a.m. on 11/25/2014 standard time.



GREATAMERICAN
INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 4

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO**. Standard Great American Investment Company Bond,

Bond No. FS 4027547 00 00

In favor of Miller/Howard High Income Equity Fund

This Rider amends the section entitled **"Exclusions"**:

This bond does not cover:

1. Loss of virtual or on-line peer to peer mediums of exchange.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 11/25/2014 standard time.

Miller/Howard High Income Equity Fund

RESOLVED, that the Fidelity Bond written by such insurance provider(s) as the Fund's officers may determine in their business judgment and notified to the Board, in the aggregate amount of $750,000 covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the party named as insured on the Fidelity Bond, the amount of the Fidelity Bond, the expected value of the assets of the Fund, the estimated amount of the premium for the Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets, and the nature of the securities in the Fund; and further

RESOLVED, that each of Lowell G. Miller and Annemarie Gilly, each an officer of the Fund, acting individually, is authorized and directed to make any and all payments and to do any and all other acts in the name of the Fund and on its behalf as he may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution, including the filing of the Fidelity Bond with the SEC and the making of other filings and the giving of notices required under Paragraph (g) of Rule 17g-1 under the 1940 Act.

Miller/Howard High Income Equity Fund

The premiums of the fidelity bond of Miller/Howard High Income Equity Fund have been paid for the period of November 25, 2014 to November 25, 2015.